Exhibit 19.1
POLARIS INSIDER TRADING POLICY
Updated July 2024

Policy Statement/Objective
This Policy & Procedure (this “Policy”) of Polaris Inc. (“Polaris” or the “Company”) summarizes when it is appropriate for Polaris employees, officers, members of the Board of Directors, contractors and consultants to buy, sell or otherwise trade in Polaris securities. This policy applies to Polaris common stock, as well as any preferred stock, warrants, or other Polaris securities, including derivative securities that are not issued by Polaris, such as exchange-traded put or call options or swaps related to Polaris securities.

Purpose
The use of material, non-public information in buying, selling or otherwise transacting in securities (“insider trading”) or the communication of such information to others who use it to buy, sell or otherwise trade in Polaris securities (“tipping”) is prohibited by this Policy and federal and state laws and regulations. Insider trading and tipping exposes the Company and the individuals involved to civil and criminal liabilities and penalties.

Audience
This Policy applies to Polaris employees, officers, members of the Board of Directors, contractors, and consultants. This Policy also applies to the family members who share a household with such Polaris employees, officers, and members of the Board of Directors, as well as to any individuals or entities that such persons influence or control, such as financial dependents, partnerships or trusts. All of the foregoing persons are collectively referred to in this Policy as “insiders.”

It is essential that all transactions by an insider in the Company’s securities be conducted in compliance with this Policy and the federal and state laws and regulations summarized herein. Insiders are encouraged to discuss their obligations or any questions they might have with their legal counsel and/or the Company’s Chief Financial Officer, Corporate Controller, General Counsel, or Assistant Secretary.

Definitions
Company insiders may be in possession of material non-public information about the Company and its subsidiaries from time to time. "Material" information is any information that a reasonable investor would likely consider important in a decision to buy, hold or sell Polaris stock. In short, material information is any information that could reasonably be expected to affect the price of Polaris stock, whether it is positive or negative. Although it is impossible to list all types of information that might be deemed to be material in particular circumstances, information dealing with the following subjects is likely to be considered material:
-the Company’s revenues or earnings,
-a forecast of revenues, earnings or new product introductions, or a change to or confirmation of such a previously issued forecast,
-significant new product development,
-a significant merger or acquisition involving the Company,
-a significant change in management of the Company,
-the signing or termination of a major contract,
-the purchase or sale by the Company of a significant amount of its securities, assets or changes in dividends,
-bank borrowings or other financial transactions out of the ordinary course,
-gain or loss of a substantial supplier or customer,
-significant litigation,

Polaris Inc. | 2100 Highway 55 | Medina, MN 55340 | 1-800-765-2747 | polaris.com 1

-a significant disruption in the operation of the Company’s information technology systems or unauthorized access to significant Company information,
-investigations by regulators or other governmental bodies, or
-a change in the Company’s auditor.
All information about the Company or its business plans that is obtained through an insider’s relationship with the Company is non-public information until generally disclosed to the marketplace. Insiders should treat all such information as confidential and proprietary to the Company. Information may be considered to have been publicly disclosed to the marketplace, or to be “public,” if it has been disclosed for at least two full business days through an outside communications network such as an official company press release or through inclusion in public disclosure documents filed with the SEC.

Consequences
Any person who has any questions about specific transactions should contact the Company’s Chief Financial Officer, Corporate Controller, General Counsel, or Assistant Secretary. Ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with the insider. The insider must use his or her best judgment, understanding that violations of this Policy and the law can subject him or her, and parties to whom he or she discloses information, to substantial penalties under both Federal and State laws and regulations. In addition to sanctions imposed by federal and state laws and regulations, the Company may impose disciplinary actions for such violations, including termination of employment.

Procedures/Application

Prohibited Transactions While in Possession of Material Non-Public Information
Insiders who have material non-public information relating to the Company may not directly or indirectly buy, sell or otherwise transact (including gifts) in securities of the Company, recommend that others engage in such transactions, or engage in any other action whereby they receive a personal benefit from possession of such information, unless this Policy provides a specific exception. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Strict compliance with this Policy is expected of all Company insiders.

Rule 10b5-1 Trading Plans
Please see Exhibit A, Guidelines for Rule 10b5-1 Trading Plans, for information regarding the use of formal trading plans for planned transactions of Company securities.

Disclosure of Material Non-Public Information or “Tipping”
Company insiders must not disclose material non-public information to others, including family members, friends, casual acquaintances or strangers. Company insiders are responsible for compliance with this policy. The penalties imposed by law apply whether or not the insider personally derives any benefit from another’s actions.

If material non-public information is unintentionally disclosed, no matter what the circumstances, the person making or discovering that disclosure should immediately report such disclosure to the Company’s Chief Financial Officer or General Counsel.

Policies Also Apply to Transactions in Other Securities
In the course of a Company insider’s business relationship with other companies with whom the Company does business (“Company Business Partners”), such as the Company’s customers, suppliers, or dealers, Company insiders may receive material, non-public information regarding such Company Business Partners. This policy applies equally to disclosure and discussion of information related to such Company Business Partners and transacting in securities of such Company Business Partners.

Reminder of Obligations after Cessation of Service

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If a Company insider ceases to be a member of the Board of Directors, officer or employee of the Company at a time when he or she is aware of material non-public information, the applicable prohibitions will continue to apply to such person until that information has become public or is no longer material.

TRANSACTIONS DURING OPEN WINDOW PERIODS
The most appropriate period to buy, sell or otherwise transact in the securities of the Company is the period following the release of quarterly or annual financial results (an “open window period”) as this is the time when there should be the least amount of material non-public inside information. The “open window” period for the Company begins on the second business day following the business day upon which an earnings release is made and ends on the fifteenth day of the last month of a quarter (provided that, if the fifteenth day is not a business day, then the “open window” period will end on the last business day that immediately precedes the fifteenth day of the last month of a quarter). The Company’s Chief Financial Officer or General Counsel may delay the opening of a window period, or close a window period, at their discretion in consultation with one another.

C1-level equivalent and higher employees, certain employees working in corporate financial reporting, officers, and members of the Board of Directors may only buy, sell, gift or otherwise transact in the securities of the Company during an open window period; provided, however, that such persons may not conduct any transaction in Company stock (even during an open window period) if they are in possession of material non-public information about the Company or if they are notified that they are subject to a blackout transaction prohibition.

All other employees are not subject to the open window period restrictions and may buy, sell or transfer stock at any time provided they are not in possession of material non-public information and they are not subject to a blackout transaction prohibition.

BLACKOUT PERIODS
The time period outside of an open window period is referred to as a quarterly blackout period. The Company may from time to time notify members of the Board of Directors and certain other employees that a blackout period is in effect in view of significant events or developments involving the Company. In such event, except as explicitly provided in this Policy, no such notified individual may purchase, sell or otherwise transact in any securities of the Company during such blackout period or inform anyone else that a blackout period is in effect (in this Policy, quarterly blackout periods and special blackout periods are each referred to as a blackout period).

PRE-CLEARANCE OF TRADES

B-level equivalent and higher Employees, Officers, and Members of the Board of Directors
In addition to executive officers and members of the Board of Directors, B-level equivalent and higher employees are most likely to have material, non-public information. To prevent inadvertent violations and avoid even the appearance of an improper transaction, the following procedure must be followed by these employees and members of the Board of Directors:

All transactions in securities of the Company (for example: buy, sell and other transactions, including gifts) must be pre-cleared by the Company's Chief Financial Officer or Corporate Controller and the General Counsel or Assistant Secretary. Such pre-clearance requirement extends to transactions by the immediate family members of such individuals who share their households, as well as to any individuals or entities that such individuals influence or control, such as financial dependents, partnerships, or trusts.

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•If a B-level equivalent or higher employee, officer or member of the Board of Directors contemplates a transaction, he or she must submit a Stock Transaction Pre-Clearance request at least two business days before the planned transaction in Company securities. Such an individual may not conduct a transaction in the Company’s securities unless and until he or she receives confirmation that such trade is cleared.

•If a B-level equivalent or higher employee, officer, or member of the Board of Directors contemplates adopting, modifying, or terminating any plan, contract, instruction or arrangement relating to future transactions, he or she must submit a request for approval in accordance with the Guidelines set forth in Exhibit A attached to this Policy.

•If a transaction or plan is approved, the approval is valid for the next succeeding five business days. If the transaction, or the adoption, modification or termination of the proposed plan does not occur within that time period, the individual is required to submit a new Transaction Pre-Clearance request to obtain an updated approval. If a transaction or plan is not approved, the individual must keep the response entirely confidential to avoid signaling to others that something material and non-public may be happening with respect to the Company. Accordingly, it is important to obtain pre-clearance before discussing a proposed trade with others (including brokers).

•Pre-clearance of a transaction or plan should not be interpreted as approval by the Company of the advisability of the proposed transaction or plan or of compliance with other applicable policies, laws or regulations. It is the responsibility of each individual to ascertain whether a contemplated transaction or plan is within the scope of this policy. If an individual comes into possession of material, non-public information after a transaction or plan has been pre-cleared, the individual should not complete the proposed transaction or plan.

All Other Employees (Level C employees and below)

Other employees are not required to obtain pre-clearance of transactions, however, they must comply with all generally applicable provisions of this Policy, including the prohibition on conducting transactions in Company securities if they have material, non-public information. These employees are strongly encouraged to contact the Company’s Chief Financial Officer, General Counsel, Corporate Controller, or Assistant Secretary if they are uncertain as to whether or not they are restricted from transacting at any time or if they would like to discuss whether they are in possession of material non-public information.

EXCEPTIONS: TRANSACTIONS UNDER COMPANY PLANS AND RULE 10B5-1 PLANS
The prohibitions in this Policy do not apply to the following transactions, except as specifically noted:

•Stock Option Exercises: This Policy does not apply to the exercise of stock options under the Company’s stock option plan, provided that the securities so acquired may not be sold (either outright or in connection with a broker-assisted “sell to cover” (taxes or exercise price).

•Restricted Stock Awards and Restricted Stock Units. This Policy does not apply to the vesting of restricted stock or restricted stock units, including performance-based restricted stock units, or the forfeiture of shares to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The Policy does apply, however, to any market sale of restricted stock.

Polaris Inc. | 2100 Highway 55 | Medina, MN 55340 | 1-800-765-2747 | polaris.com 4

•401(k) Plan. This Policy does not apply to purchases of Company securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

•Employee Stock Ownership Plan (“ESOP”). The ESOP contributions made to you by the Company are not subject to the Policy, However, this Policy applies to the sale or diversification of Company securities under the ESOP.

•Employee Stock Purchase Plan (“ESPP”). This Policy does not apply to purchases of Company securities in the ESPP resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you make under the ESPP, including: (a) an election to participate or cease to participate in the ESPP, (b) an election to increase or decrease the percentage of your periodic contributions to purchase Company securities, and (c) sales of Company securities purchased pursuant to the ESPP.

•10b5-1 Plans. This Policy does not apply to transactions made pursuant to a Rule 10b5-1 plan adopted and operated in compliance with Rule 10b5-1 of the Securities Exchange Act of 1934 and the Guidelines for Rule 10b5-1 plans set forth in Exhibit A attached to this Policy.
PROHIBITION AGAINST SHORT SALES
Short sales of Company securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to seek to improve the Company's performance. For these reasons, short sales of Company securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales. (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned "Prohibition Against Hedging.")

PROHIBITION AGAINST HEDGING
Executive officers and members of the Board of Directors should not engage in speculative trading of the Company’s securities. Specifically, no executive officer or member of the Board of Directors may purchase any financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of securities of the Company held directly, or indirectly, by the executive officer or Board of Director member.

RESTRICTIONS ON MARGIN ACCOUNTS AND PLEDGES
Executive officers and members of the Board of Directors are generally prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where such an insider wishes to pledge Company securities as collateral for a loan and clearly demonstrates the financial capacity to repay the loan without resorting to the pledged securities. If such insider wishes to pledge Company securities as collateral for a loan, he or she must submit a request for approval to the Company’s Chief Financial Officer and General Counsel at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

Polaris Inc. | 2100 Highway 55 | Medina, MN 55340 | 1-800-765-2747 | polaris.com 5

Polaris Inc. | 2100 Highway 55 | Medina, MN 55340 | 1-800-765-2747 | polaris.com 6

EXHIBIT A
GUIDELINES FOR RULE 10b5-1 TRADING PLANS

Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) provides an affirmative defense from insider trading liability if transactions occur under a plan that complies with the conditions set forth in Rule 10b5-1(c) (a “Rule 10b5-1 Plan”). In order to avoid a violation of securities laws and to comply with the Policy, any person subject to the Policy that intends to use a Rule 10b5-1 Plan for transactions in Polaris securities must comply with these Guidelines.

Form of Plan:
•The person entering into a Rule 10b5-1 Plan must affirm his or her intent for the Trading Plan to comply with Rule 10b5-1.

•The counter-party to any Rule 10b5-1 Plan must be a nationally recognized brokerage firm with established internal procedures for Rule 10b5-1 Plans designed to protect the person and the broker from liability under applicable securities laws.

•Subject to certain limited exceptions specified in Rule 10b5-1, no person may have more than one Rule 10b5-1 Plan in effect at one time.

•Subject to certain limited exceptions, no person may adopt more than one “single-trade Rule 10b5-1 Plan” during any twelve-month period, which is a Rule 10b5-1 Plan designed to effect the open-market purchase or sale of the total amount of Polaris securities subject to such Rule 10b5-1 Plan as a single transaction.

•A Rule 10b5-1 Plan must specify the nature of the plan (e.g., purchase or sale) and the terms of all transactions (including identifying the amounts, prices, and dates of proposed transactions).

•A Rule 10b5-1 Plan must specify a termination date that is at least six months following the effective date of the trading Plan.

•A Rule 10b5-1 Plan of a member of the Board of Directors, or an executive officer of Polaris must include reporting compliance provisions, instructing parties effecting transactions to provide timely notification of such transactions to the Company’s General Counsel for purposes of assuring compliance with applicable reporting requirements, such as those arising under Rule 144 of the Securities Act of 1933 and Section 16 of the Exchange Act.

Timing:
•The person entering into a Rule 10b5-1 Plan must not be in possession of any material non-public information regarding Polaris or its securities as of the date of entering into or modifying the Rule 10b5-1 Plan. A Rule 10b5-1 Plan may not be entered into or modified during a blackout period, in the case of a person who is subject to the blackout trading prohibition.

•A Rule 10b5-1 Plan must include a cooling-off period, between the date of executing or modifying the Rule 10b5-1 Plan and the first trade executed thereunder, that, at a minimum, meets the following requirements of Rule 10b5-1:

oA Rule 10b5-1 Plan entered into or modified by a member of the Board of Directors or an executive officer of Polaris must include a cooling-off period of at least the later of: (i) 90 days after the adoption or modification of the Rule 10b5-1 Plan and (ii) two

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business days following the disclosure of Polaris’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified; provided, however, such cooling-off period need not exceed 120 days.

oA Rule 10b5-1 Plan entered into or modified by any other individual subject to this Policy must include a cooling-off period of at least 30 days.

•In connection with the entry into a Rule 10b5-1 Plan, members of the Board of Directors and executive officers of Polaris should consider, in consultation with the Company’s General Counsel, whether Section 16(b) of the Exchange Act (“Section 16(b)”) will present any problems. Most transactions under Rule 10b5-1 trading plans are likely to involve open-market sales or purchases that could be matched with opposite-way transactions within less than six months to produce profits recoverable by the Company under Section 16(b). Members of the Board of Directors and executive officers stablishing a plan should determine whether there are any potentially matchable transactions in the past, or in the future, that could cause profits from plan transactions to be recovered by Polaris under Section 16(b).

Certifications and Good Faith:
•A Rule 10b5-1 Plan of a member of the Board of Directors or an executive officer of Polaris must include a certification by such person that (a) he or she is not aware of any material non-public information about Polaris or its securities and (b) he or she is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act or Rule 10b-5 promulgated under the Exchange Act.

•Once a person enters into a Rule 10b5-1 Plan, the person must act in good faith with respect to the Rule 10b5-1 Plan.

Company Oversight and Disclosure:
•Any proposed adoption, modification or termination of a Rule 10b5-1 Plan (or any other proposed contract, arrangement, or instruction regarding future transactions in Company securities) must be submitted to the Company’s General Counsel at least five business days prior to the proposed date for entering into, modifying or terminating the plan, and the Company’s General Counsel must approve the adoption, modification or termination before it becomes effective.

•Approval of a Rule 10b5-1 Plan, or other arrangement should not be interpreted as approval by the Company of the advisability of the proposed plan or of compliance with other applicable policies, laws or regulations. It is the responsibility of each individual to ascertain whether a contemplated plan is within the scope of this Policy.

•The person entering into, or trading pursuant to, a Rule 10b5-1 Plan must cooperate with the Company’s decisions regarding public disclosure of such Rule 10b5-1 Plan, including disclosure in accordance with requirements imposed by the SEC.

Policy Owner: Sarah Maveus
Questions: sarah.maveus@polaris.com
Effective Date: July 1, 2024
Review Period: Annual

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